Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
May 7, 2010

Media Contact: Robert Hainey, 202-872-2680
rshainey@pepco.com

Investor Contact: Donna Kinzel, 302-429-3004
donna.kinzel@pepcoholdings.com

Pepco Holdings Reports First-Quarter 2010 Earnings;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported first quarter 2010 consolidated earnings of $36 million, or 16 cents per share, compared to $45 million, or 21 cents per share, in the first quarter of 2009. There were no special items in the first quarter of 2010. Excluding a special item (as described below), earnings for the first quarter of 2009 would have been $37 million, or 17 cents per share. The weighted average number of basic shares outstanding for the first quarter of 2010 was 222 million compared to 219 million for the first quarter of 2009.

The earnings decrease for the first quarter of 2010 as compared to the 2009 quarter, excluding the special item, was driven by higher Power Delivery operation and maintenance expense, primarily due to system restoration costs incurred during two severe winter storms that occurred in February 2010 ($9 million, after-tax), and income tax adjustments related to uncertain tax positions. Partially offsetting these decreases were higher Conectiv Energy and Pepco Energy Services capacity margins.

"Our first quarter results were significantly impacted by the costs associated with some of the worst winter storms on record in our service territories with incremental storm restoration expenses estimated at four cents per share," said Joseph M. Rigby, Chairman, President and Chief Executive Officer. He added, "Looking ahead, I believe our recently announced decision to sell Conectiv Energy's power generation assets to Calpine and exit the merchant power business positions us well. The sale will improve our risk profile, strengthen our balance sheet, and eliminate the need for new equity until at least 2012."

Rigby also cited progress on a number of important Power Delivery initiatives. "Our distribution rate cases in Maryland and Delaware are moving forward, and we recently reached a reasonable settlement with all parties to our distribution rate case in New Jersey, which is subject to approval by the Board of Public Utilities. Our Blueprint for the Future initiatives are moving forward with smart meter installations continuing in Delaware and smart meter deployment scheduled to begin in the District of Columbia later this year. Also in the District of Columbia and Delaware, we recently filed dynamic pricing proposals that will provide our customers with the opportunity to lower their energy bills by shifting their energy use to off peak periods."

First-Quarter Highlights

Conectiv Energy Sale

- On April 20, 2010, Pepco Holdings announced the sale of Conectiv Energy's power generation assets to Calpine Corporation for $1.7 billion, which includes the market value of the fuel inventory at closing (estimated to be approximately $50 million). The sale is expected to close by the end of June 2010. The sale does not include Conectiv Energy's load service supply contracts, energy hedging portfolio, certain tolling agreements, and several other non-core assets. These remaining assets and contracts of the Conectiv Energy segment are expected to be liquidated within the next 12 months. The estimated proceeds associated with the sale to Calpine and the liquidation of the remaining contracts and assets, combined with the return of collateral posted under the contracts, are expected to result in funds of approximately $2.05 billion, or approximately $1.75 billion net of $300 million of estimated taxes on the sale and liquidation of the assets. Pepco Holdings expects to use the $1.75 billion of net funds primarily for parent company debt reduction.

Power Delivery

- Electric sales of 12,146 gigawatt hours (GWhs) in the first quarter of 2010 reflected a 1.5% decrease versus sales of 12,337 GWhs for the same period last year. Heating degree days (electric service territory) decreased by 5% for the three months ended March 31, 2010, compared to the same period in 2009. Weather-adjusted electric sales of 12,091 GWhs in the first quarter of 2010 were essentially flat as compared to 12,116 GWhs for the same period last year.

- On April 8, 2010, the U.S. Department of Energy awarded Pepco Holdings $4 million in federal stimulus funds as part of the Smart Grid Workforce Training Grant.

- On April 7, 2010, the U.S. Department of Energy and Pepco Holdings signed agreements for three American Recovery and Reinvestment Act grants, formalizing $168 million in federal stimulus funds to help build Smart Grid projects in the District of Columbia, Maryland and New Jersey.

Regulatory Matters – Distribution Base Rate Cases

- On April 28, 2010, Atlantic City Electric entered into a settlement agreement with all parties to its distribution rate case in New Jersey. The settlement provides for a $20 million annual increase in Atlantic City Electric's electric distribution base rates, for service rendered on and after June 1, 2010. The stated return on equity is 10.3%. On April 30, 2010, the Administrative Law Judge issued an initial decision ordering the parties to comply with the settlement terms. The settlement agreement is subject to final review and approval by the Board of Public Utilities. The parties have requested that

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the Board of Public Utilities consider the matter at the public meeting currently scheduled for May 12, 2010.

- On April 19, 2010, Delmarva Power placed into effect on a temporary basis, subject to refund, the remaining $23.7 million of its requested $26 million electric distribution base rate increase, which it filed with the Delaware Public Service Commission (DPSC) on Sept. 18, 2009. Delaware law permits the requested increase to go into effect seven months following the filing date of the case. Previously, on Nov. 17, 2009, Delmarva Power implemented an annual rate increase consisting of $2.5 million of the $26 million on a temporary basis, subject to refund. Delmarva Power expects the DPSC to render its decision in the case in the third quarter of 2010.

- On March 2, 2010, the District of Columbia Public Service Commission (DCPSC) approved a $20 million annual increase in Pepco's electric distribution base rates based on a 9.625% return on equity. The new rates were effective March 23, 2010. The DCPSC also authorized a change in depreciation rates that results in a $2 million reduction in pre-tax annual depreciation expense. On March 23, 2010, Pepco filed with the Commission a request for reconsideration of certain issues, including the level of ROE authorized in the DCPSC's order.

Regulatory Matters – Other

- On April 14, 2010, Pepco made a filing with the DCPSC requesting permission to implement a dynamic pricing plan for its District of Columbia customers beginning in 2012. On May 5, 2010, Delmarva Power made a filing with the DPSC requesting permission to implement a dynamic pricing plan for its Delaware customers beginning in 2011. The plans would reward Standard Offer Service (SOS) customers for lowering their energy use during those times when energy demand and, consequently, the cost of supplying electricity are higher. The plans would establish for each utility two new SOS rate structures with charges based on when electricity is used.

Financing

- On April 20, 2010, Pepco Holdings entered into a $450 million unsecured bridge loan facility. Pepco Holdings is entitled to make up to two draws under the facility at any time on or before June 1, 2010. The proceeds of loans drawn under the facility may be used solely to repay Pepco Holdings' $200 million of 4% Notes due May 15, 2010 and $250 million of Floating Rate Notes due June 1, 2010. Loans under the facility mature on April 19, 2011. The facility also requires mandatory prepayments under certain conditions including upon the receipt of cash proceeds from the sale of Conectiv Energy's power generation assets.

- On April 1, 2010, Delmarva Power completed a $78 million tax-exempt bond financing. The bonds bear interest at an annual fixed rate of 5.4% and are due Feb. 1, 2031. The proceeds from the sale of the bonds were used to refund a like amount of tax-exempt bonds held by Delmarva Power, which Delmarva Power repurchased in 2008 in response to the disruption in the municipal auction rate securities market. While Delmarva Power held the repurchased bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. The proceeds from the redemption of the repurchased bonds will be used by Delmarva Power for general corporate purposes.

- On March 9, 2010, Atlantic City Electric completed the resale of $23 million in tax-exempt bonds. The bonds bear interest at an annual fixed rate of 4.875% and are due June 1, 2029. Atlantic City Electric repurchased the bonds in 2008, in response to the disruption in the municipal auction rate securities market. While Atlantic City Electric held the repurchased bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. The proceeds of the resale of the bonds reimbursed the company for the purchase price of the bonds.

Further details regarding changes in consolidated earnings between 2010 and 2009 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended March 31, 2010 as filed with the Securities and Exchange Commission, and which also is available at www.pepcoholdings.com/investors.

Special Item

Management believes the special item shown below is not representative of the company's ongoing business operations.

Reconciliation of GAAP Earnings to Earnings Excluding Special Item

Net Earnings - Dollars in Millions	Three Months Ended March 31,	
	2010	2009
Reported (GAAP) Net Earnings	$ 36	$ 45
Special Item:		
• Mirant Bankruptcy Settlement (net of Customer Sharing)	-	(8)
Net Earnings, Excluding Special Item	$ 36	$ 37

Earnings per Share	Three Months Ended March 31,	
	2010	2009
Reported (GAAP) Earnings per Share	$ 0.16	$ 0.21
Special Item:		
• Mirant Bankruptcy Settlement (net of Customer Sharing)	-	(0.04)
Earnings per Share, Excluding Special Item	$ 0.16	$ 0.17

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss first quarter results on Friday, May 7 at 9 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-578-5747 before 8:55 a.m. The passcode for the call is 24894020. International callers may access the call by dialing 1-617-213-8054, using the same passcode, 24894020. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter passcode 99494047. International callers may access the replay by dialing 1-617-801-6888 and entering the same passcode 99494047. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc. (NYSE: POM) is one of the largest energy delivery companies in the Mid-Atlantic region, serving about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey. PHI subsidiaries Pepco, Delmarva Power and Atlantic City Electric provide regulated electricity service; Delmarva Power also provides natural gas service. PHI provides competitive wholesale generation services through Conectiv Energy. PHI also provides retail energy saving products and sustainable services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to understand further the results and prospects of PHI.

Pepco Holdings, Inc.

Earnings Per Share Variance
2010 / 2009

| | 1st Quarter | | | | | |
| | | Competitive Energy | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate and Other	Total PHI
2009 Net Income/(Loss) (GAAP) 1/	$ 0.19	$ 0.02	$ 0.03	$ 0.03	$ (0.06)	$ 0.21
2009 Special Item 2/						
• Mirant Settlement, net of customer sharing - DC jurisdiction	(0.04)	–	–	–	–	(0.04)
2009 Net Income/(Loss) excluding Special Item	0.15	0.02	0.03	0.03	(0.06)	0.17
Change from 2009 Net Income/(Loss) excluding Special Item						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) **3/**	(0.02)	–	–	–	–	(0.02)
- Rate Order Impact (DPL/MD and Pepco/DC)	0.02	–	–	–	–	0.02
- Other, net	0.01	–	–	–	–	0.01
• Operation & Maintenance (primarily storm restoration costs)	(0.03)	–	–	–	–	(0.03)
• Depreciation	(0.01)	–	–	–	–	(0.01)
• Other, net	0.02	–	–	–	–	0.02
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	–	0.01	–	–	–	0.01
- Load Service		0.01				0.01
- Energy Marketing	–	(0.01)	–	–	–	(0.01)
Pepco Energy Services						
• Retail Energy Supply	–	–	0.03	–	–	0.03
• Energy Services	–	–	–	–	–	–
Other Non-Regulated	–	–	–	–	–	–
Corporate and Other	–	–	–	–	(0.01)	(0.01)
Capital Costs	–	0.01	–	–	(0.01)	–
Income Tax Adjustments	(0.05)	–	–	(0.01)	0.03	(0.03)
2010 Net Income/(Loss) (GAAP) 4/	$ 0.09	$ 0.04	$ 0.06	$ 0.02	$ (0.05)	$ 0.16

1/   The 2009 weighted average number of basic shares outstanding was 219 million.

2/   Management believes the special item is not representative of the company's ongoing business operations.

3/   The impact of 20-year average weather on earnings would have been a decrease in earnings of $.01 per share.

4/   The 2010 weighted average number of basic shares outstanding was 222 million.

SEGMENT INFORMATION

	Three Months Ended March 31, 2010					
	(millions of dollars)					
		Competitive Energy Segments				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Cons.
Operating Revenue	$ 1,262	$ 603 (b)	$ 547	$ 13	$ (66)	$ 2,359
Operating Expense (c)	1,169 (b)	583	522	1	(66)	2,209
Operating Income	93	20	25	12	–	150
Interest Income	–	–	–	1	(1)	–
Interest Expense.....................................	51	5	5	4	23	88
Other Income (Expense)	4	–	1	(1)	1	5
Preferred Stock Dividends......................	–	–	–	1	(1)	–
Income Tax Expense (Benefit)	26	7	8	3	(13)	31
Net Income (Loss)	20	8	13	4	(9)	36
Total Assets	10,223	2,111	757	1,533	1,208	15,832
Construction Expenditures......................	$ 151	$ 50	$ 1	$ –	$ 6	$ 208

Notes:

(a)   Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization expense related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Corporate and Other includes intercompany amounts of $(65) million for Operating Revenue, $(63) million for Operating Expense, $(14) million for Interest Income, $(13) million for Interest Expense, and $(1) million of Preferred Stock Dividends.

(b)   Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $58 million for the three months ended March 31, 2010.

(c)   Includes depreciation and amortization expense of $100 million, consisting of $82 million for Power Delivery, $11 million for Conectiv Energy, $4 million for Pepco Energy Services, and $3 million for Corporate and Other.

SEGMENT INFORMATION - continued

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Cons.
		Three Months Ended March 31, 2009				
		(millions of dollars)				
		Competitive Energy Segments				
Operating Revenue	$ 1,372	$ 575 (b)	$ 657	$ 13	$ (97)	$ 2,520
Operating Expense (c)	1,258 (b)(d)	561	642	1	(97)	2,365
Operating Income	114	14	15	12	–	155
Interest Income	1	–	–	1	(1)	1
Interest Expense	53	8	4	4	21	90
Other Income (Expense)	3	–	1	(1)	–	3
Preferred Stock Dividends	–	–	–	1	(1)	–
Income Tax Expense (Benefit)	23	2	4	1	(6)	24
Net Income (Loss)	42	4	8	6	(15)	45
Total Assets	10,313	1,991	868	1,477	1,936	16,585
Construction Expenditures	$ 132	$ 41	$ 3	$ –	$ 4	$ 180

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization expense related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Corporate and Other includes intercompany amounts of $(97) million for Operating Revenue, $(94) million for Operating Expense, $(24) million for Interest Income, $(23) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $83 million for the three months ended March 31, 2009.

(c) Includes depreciation and amortization expense of $96 million, consisting of $79 million for Power Delivery, $9 million for Conectiv Energy, $4 million for Pepco Energy Services, $1 million for Other Non-Regulated, and $3 million for Corporate and Other.

(d) Includes $14 million ($8 million after-tax) gain related to settlement of Mirant bankruptcy claims.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended March 31,		
	2010		**2009**
	(millions of dollars, except per share data)		
Operating Revenue			
Power Delivery	$ 1,262	$	1,372
Competitive Energy	1,087		1,139
Other	10		9
Total Operating Revenue	2,359		2,520
Operating Expenses			
Fuel and purchased energy	1,654		1,887
Other services cost of sales	137		96
Other operation and maintenance	244		236
Depreciation and amortization	100		96
Other taxes	93		91
Deferred electric service costs	(19)		(27)
Effect of settlement of Mirant bankruptcy claims	-		(14)
Total Operating Expenses	2,209		2,365
Operating Income	150		155
Other Income (Expenses)			
Interest and dividend income	-		1
Interest expense	(88)		(90)
Loss from equity investments	(1)		(1)
Other income	6		4
Total Other Expenses	(83)		(86)
Income Before Income Tax Expense	67		69
Income Tax Expense	31		24
Net Income	36		45
Retained Earnings at Beginning of Period	1,268		1,271
Dividends Paid on Common Stock	(60)		(59)
Retained Earnings at End of Period	$ 1,244	$	1,257
Basic and Diluted Share Information			
Weighted average shares outstanding	222		219
Earnings per share of common stock	$ .16	$	.21

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2010	December 31, 2009
	(millions of dollars)	

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 38	$ 46
Restricted cash equivalents	10	11
Accounts receivable, less allowance for uncollectible accounts of $47 million and $45 million, respectively	1,205	1,213
Inventories	226	252
Derivative assets	70	43
Prepayments of income taxes	163	167
Deferred income tax assets, net	110	126
Prepaid expenses and other	52	68
Total Current Assets	1,874	1,926

INVESTMENTS AND OTHER ASSETS

Goodwill	1,407	1,407
Regulatory assets	1,792	1,801
Investment in finance leases held in trust	1,382	1,386
Income taxes receivable	135	141
Restricted cash equivalents	3	4
Assets and accrued interest related to uncertain tax positions	12	12
Derivative assets	64	43
Other	198	196
Total Investments and Other Assets	4,993	4,990

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment	13,883	13,717
Accumulated depreciation	(4,918)	(4,854)
Net Property, Plant and Equipment	8,965	8,863
TOTAL ASSETS	$ 15,832	$ 15,779

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2010	December 31, 2009
	(millions of dollars, except shares)	
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 727	$ 530
Current portion of long-term debt and project funding	521	536
Accounts payable and accrued liabilities	640	712
Capital lease obligations due within one year	7	7
Taxes accrued	64	48
Interest accrued	92	68
Derivative liabilities	110	104
Other	292	297
Total Current Liabilities	2,453	2,302
DEFERRED CREDITS		
Regulatory liabilities	610	613
Deferred income taxes, net	2,550	2,600
Investment tax credits	34	35
Pension benefit obligation	296	290
Other postretirement benefit obligations	412	409
Income taxes payable	7	5
Liabilities and accrued interest related to uncertain tax positions	95	96
Derivative liabilities	85	62
Other	146	158
Total Deferred Credits	4,235	4,268
LONG-TERM LIABILITIES		
Long-term debt	4,493	4,470
Transition bonds issued by ACE Funding	359	368
Long-term project funding	16	17
Capital lease obligations	92	92
Total Long-Term Liabilities	4,960	4,947
COMMITMENTS AND CONTINGENCIES		
EQUITY		
Common stock, $.01 par value – authorized 400,000,000 shares, 223,210,345 and 222,269,895 shares outstanding, respectively	2	2
Premium on stock and other capital contributions	3,239	3,227
Accumulated other comprehensive loss	(307)	(241)
Retained earnings	1,244	1,268
Total Shareholders' Equity	4,178	4,256
Noncontrolling interest	6	6
Total Equity	4,184	4,262
TOTAL LIABILITIES AND EQUITY	$ 15,832	$ 15,779

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended March 31,	
	2010	2009
Regulated T&D Electric Sales		
Residential	4,877	4,774
Commercial and industrial	7,201	7,493
Other	68	70
Total Regulated T&D Electric Sales	12,146	12,337
Default Electricity Supply Sales		
Residential	4,680	4,638
Commercial and industrial	1,755	2,472
Other	25	27
Total Default Electricity Supply Sales	6,460	7,137

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended March 31,			
	2010		2009	
Regulated T&D Electric Revenue				
Residential	$	149	$	144
Commercial and industrial		183		180
Other		65		63
Total Regulated T&D Electric Revenue	$	397	$	387
Default Electricity Supply Revenue				
Residential	$	521	$	517
Commercial and industrial		179		260
Other		55		59
Total Default Electricity Supply Revenue	$	755	$	836
Other Electric Revenue	$	15	$	18
Total Electric Operating Revenue	$	1,167	$	1,241

Power Delivery Gas Sales and Revenue	Three Months Ended March 31,			
	2010		2009	
Regulated Gas Sales (Bcf)				
Residential		4		4
Commercial and industrial		2		3
Transportation and other		2		2
Total Regulated Gas Sales		8		9
Regulated Gas Revenue (Millions of dollars)				
Residential	$	55	$	75
Commercial and industrial		30		42
Transportation and other		2		2
Total Regulated Gas Revenue	$	87	$	119
Other Gas Revenue	$	8	$	12
Total Gas Operating Revenue	$	95	$	131
Total Power Delivery Operating Revenue	$	1,262	$	1,372

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended March 31,	
	2010	**2009**
Heating Degree Days	2,307	2,436
20 Year Average	2,265	2,258
Percentage Difference from Average	1.9%	7.9%
Percentage Difference from Prior Year	-5.3%	
Cooling Degree Days	-	-
20 Year Average	2	3
Percentage Difference from Average	-100.0%	-100.0%
Percentage Difference from Prior Year	N/A	

CONECTIV ENERGY

	Three Months Ended				
	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	Jun. 30, 2009	Mar. 31, 2009
Gigawatt Hour Supply (GWh) (1)					
Base-Load (2)	178	81	99	107	304
Mid-Merit (Combined Cycle) (3)	495	706	1,231	374	309
Other (4)	(2)	(1)	11	(3)	34
Peaking	2	4	22	6	2
Tolled Generation	78	169	186	188	223
Generation Output	751	959	1,549	672	872
Load Service Volume (5)	1,974	1,296	1,503	1,485	2,010
Around-the-clock Market Prices ($/MWh) PJM - East (6)	$ 48.93	$ 39.02	$ 35.89	$ 35.35	$ 54.89
On Peak Market Prices ($/MWh) PJM - East (6)	$ 52.41	$ 44.65	$ 43.70	$ 40.68	$ 60.81
Gas Price - M3 (Market Area) ($/MMBtu) (6)	$ 6.09	$ 4.84	$ 3.41	$ 4.04	$ 6.28
Average Power Sales Price ($/MWh) (1) (7)					
Generation	$ 57.48	$ 48.06	$ 49.36	$ 54.39	$ 65.65
Other	$ 85.46	$ 88.88	$ 89.52	$ 89.58	$ 92.65
Merchant Generation and Load Service					
Gross Margin Key Drivers ($ millions)					
Physical Energy and Ancillary Services (8)	$ 3	$ (2)	$ 14	$ (5)	$ 2
Fuel & Power Hedges of Generation Activities (9)	$ (15)	$ (1)	$ (25)	$ (13)	$ 4
PJM Capacity Margin for Generation Activities	$ 59	$ 61	$ 60	$ 44	$ 36
Load Service and Load Hedges	$ 6	$ (8)	$ 23	$ (12)	$ 1

Notes:
(1) Prices and quantities may differ from those originally reported in prior periods due to subsequent true-ups requiring FERC Electric Quarterly Report (EQR) filing amendments.
(2) Edge Moor Units 3 and 4 and Deepwater Unit 6.
(3) Hay Road and Bethlehem, all units.
(4) Edge Moor Unit 5, Deepwater Unit 1, and Vineland Solar. Generation output may be negative because of station service consumption.
(5) Includes both PJM and ISO New England default electricity supply sales.
(6) Daily average.
(7) Calculated from data reported in Conectiv Energy's EQR filed with the FERC; does not include capacity or ancillary services revenue.
(8) 2009 data has been adjusted to reflect new reporting structure as of January 1, 2010. Wholesale natural gas marketing activities are now reported in Merchant Generation (previously included in Energy Marketing).
(9) Financial contracts used to economically hedge fuel inputs and power output.

CONECTIV ENERGY - Continued

Operating Summary

(Millions of dollars)	Three Months Ended March 31,			
	2010		2009	
Gigawatt Hour Supply (GWh)				
Generation Output	751	(4)	872	
Load Service Volume	1,974	(5)	2,010	
Operating Revenue:				
Merchant Generation (1)	$ 266		$ 243	
Load Service (2)	196		202	
Energy Marketing (3)	141		130	
Total	$ 603		$ 575	
Cost of Goods Sold:				
Merchant Generation (1)	$ 219		$ 201	
Load Service (2)	190		201	
Energy Marketing (3)	131		116	
Total	$ 540		$ 518	
Gross Margin:				
Merchant Generation (1)	$ 47	(6)	$ 42	
Load Service (2)	6	(7)	1	
Energy Marketing (3)	10	(8)	14	
Total	$ 63		$ 57	
Operating and Maintenance Expenses	$ 31	(9)	$ 33	
Depreciation	11		9	
Taxes Other Than Income Taxes	1		1	
Total	$ 43		$ 43	
Operating Income	$ 20		$ 14	

Notes:

(1) Merchant Generation consists primarily of electric power, capacity and ancillary services sales from Conectiv Energy's generating facilities; tolling agreements entered into to sell energy and other products from Conectiv Energy's generating facilities and to purchase energy and other products from generating facilities of other companies; hedges of power, capacity, fuel and load; the sale of excess fuel (primarily natural gas); natural gas transportation and storage activities; emission allowances; and fuel switching activities made possible by the multi-fuel capabilities of some of Conectiv Energy's generating facilities. The 2009 data has been adjusted to reflect a new reporting structure as of January 1, 2010; wholesale natural gas activities are now reported in Merchant Generation (previously included in Energy Marketing).

(2) Load Service consists primarily of electric power, capacity, and ancillary services sales pursuant to competitively bid contracts entered into with affiliated and non-affiliated companies to fulfill their default electricity supply obligations within PJM and ISONE territories; hedges related to these full requirement load contracts are also included.

(3) Energy Marketing activities consist primarily of fuel oil marketing, the activities of the short-term power desk, which generates margin by capturing price differences between power pools and locational and timing differences within a power pool, and power origination activities, which primarily represent the fixed margin component of structured power transactions such as default supply service.

(4) Lower generating plant output during 2010 compared to 2009 was primarily due to decreased demand for electricity related to the economic recession and mild weather. Coal generation experienced the sharpest decline because low natural gas prices have caused more flexible natural gas units to replace coal generation in the dispatch order.

(5) Lower load service volume during 2010 compared to 2009 was primarily due to mild weather and low power prices which caused increased migration from default supply service.

(6) Higher Merchant Generation gross margins during 2010 compared to 2009 were driven by higher capacity prices and reduced cost to serve load, partially offset by losses on generation fuel hedges due to depressed natural gas prices.

(7) Higher Load Service gross margins during 2010 compared to 2009 were driven by higher volumes and reduced cost to serve load in PJM, partially offset by higher net cost to serve and lower volumes on New England default load service.

(8) Lower Energy Marketing gross margins during 2010 compared to 2009 were driven by higher net cost to serve and lower volumes on New England default load service, and less favorable margins on oil marketing activities.

(9) Lower Operating and Maintenance expenses in 2010 were primarily due to postponed plant maintenance projects.

PEPCO ENERGY SERVICES
Operating Summary

(Millions of dollars)	Three Months Ended March 31,			
	2010		2009	
Retail Electric Sales (GWh)	3,301	[2]	4,794	
Operating Revenue	$ 547		$ 657	
Cost of Goods Sold	496		614	
Gross Margin	51		43	
Gross Margin Detail:				
Retail Energy Supply [1]	37	[3]	30	
Energy Services	14		13	
Total	51		43	
Operation and Maintenance Expenses	22		24	
Depreciation	4		4	
Operating Expenses	26		28	
Operating Income	$ 25		$ 15	

Notes:

(1) Retail Energy Supply gross margin detail includes power generation.

(2) Retail electric sales decreased due to the continuing expiration of existing contracts in connection with the wind down of the retail electric and natural gas supply business.

(3) Retail Energy supply gross margin increased due to lower RPM charges and higher capacity revenues at the power plants, and lower natural gas supply costs offset by lower retail electric customer loads due to continuing expiration of existing contracts.